Exhibit (a)(1)(e)

FORM OF

PROMISE TO GRANT STOCK OPTION

TO

In exchange for your agreement to cancel your outstanding stock options to purchase shares of Echelon Corporation (“Echelon”) common stock as indicated by your Election Form, Echelon hereby promises to grant you an option or options to purchase a total of                      shares of Echelon’s common stock granted under Echelon’s 1997 Stock Plan (the “New Option”). We will grant the New Options on April 22, 2005. However, as discussed in Schedule D to the Offer to Exchange Certain Outstanding Options for New Options (the “Offer”), the new option grant date may be different if you are a resident of France. If you are a U.S. employee, your New Option will be granted as an incentive stock option for purposes of U.S. federal tax law to the maximum extent they qualify on the new option grant date. Any New Options granted to U.S. employees that cannot qualify as incentive stock options will be granted as nonstatutory stock options. If you are a Non-U.S. employee, your New Options will be granted as a nonstatutory stock option.

The exercise price per share of each New Option will be the closing price of Echelon common stock on April 22, 2005. If you are a resident of France or Italy, the exercise price per share of the New Options will be as set forth in the Offer. If you are an executive officer of Echelon, the exercise price per share of the New Option will be the higher of (1) the closing price of our common stock on the April 22, 2005 or (2) 115% of the closing price of our common stock on October 21, 2004.

The new options will be subject to a one-year vesting cliff, and no portion of the New Option will be vested on the new option grant date. Each New Option will vest as follows:

•	On April 22, 2006, each new option grant will receive credit for all vesting that would have accrued under the exchanged option through that date, as adjusted to account for the exchange ratio. Thereafter, each new option grant will continue to vest and become exercisable as to 1/48th of the shares subject to the new option on each monthly anniversary of the new option grant date.

•	As a result of the initial cliff vesting requirement, if your service with us terminates (for any reason or no reason) before April 22, 2006, your new options will expire unvested, and you will not be able to exercise any portion of your new options.

•	Vesting on any date is subject to your continued service to us through each relevant vesting date.

•	We reserve the right to make minor modifications to the vesting schedule of any new options to eliminate fractional vesting (such that a whole number of shares will vest on each vesting date).

Notwithstanding the foregoing, if you are a resident of France, you may be subject to additional restrictions with respect to vesting and exercise as described in Schedule D to the Offer.

Due to legal restrictions in China, Italy and Switzerland, New Options granted to employees resident in these countries may be exercised solely by means of a cashless sell-all exercise, whereby all of the shares acquired upon exercise are immediately sold and the proceeds, less the exercise price, applicable taxes and brokers’ fees are remitted to the employee in cash.

Each New Option will be subject to the standard terms and conditions of Echelon’s 1997 Stock Plan (and any applicable sub-plan to such plan) and the appropriate form of stock option agreement thereunder.

Before the grant of the New Option on April 22, 2005 (or later for residents of France), it is possible that Echelon may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this “Promise”) is evidence of a binding commitment that Echelon’s successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on April 22, 2005 (or later for residents of France). However, the type of stock and the number of shares covered by each New Option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition. Such New Option would generally have an exercise price equal to the fair market value (as defined under the applicable option plan) of the acquiror’s stock on the grant date of the New Option (except that New Options granted to executive officers and employees resident in France or Italy may have a higher exercise price).

To receive your New Options, you must continue to be employed by Echelon (or one of its subsidiaries or successors) as of April 22, 2005 (or other later date upon which employees who are resident in France may receive New Options). This Promise does not constitute a guarantee of employment with Echelon or any of its subsidiaries for any period. Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with Echelon or its subsidiaries will remain “at will” and can be terminated by you or Echelon at any time, with or without cause or notice. If your employment with Echelon or one of its subsidiaries or successors terminates before April 22, 2005 (or other later date upon which employees who are resident in France may receive New Options), for any reason, you will lose all rights under this Promise to receive New Options.

This Promise is subject to the terms and conditions of the Offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the letter from Ken Oshman, dated September 21, 2004; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Echelon with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Echelon.

ECHELON CORPORATION

By:

Date:

Title: